U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                                                 SEC File Number
                                  FORM 12B-25                        0-6814
                                                                  CUSIP Number
                            NOTIFICATION OF LATE FILING            911805 10 9
                                  (Check One):

   [  ] Form 10-K and Form 10-KSB      [  ]Form 20-F      [  ] Form 11-K
                 [  ]Form 10-Q and 10-QSB    [  ]Form N-SAR

         For Period Ended:
         [X] Transition Report on Form 10-K
         [  ]  Transition Report on Form 20-F
         [  ]  Transition Report on Form 11-K
         [  ]  Transition Report on Form 10-Q
         [  ]  Transition Report on Form N-SAR
         For the Transition Period Ended:   December 31, 2002

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     Read Attached Instruction Sheet Before Preparing Form. Please Print or
Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates.

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PART I - REGISTRANT INFORMATION

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Full name of Registrant:     U.S. ENERGY CORP.

Former Name if Applicable:   N/A

Address of Principal Executive Office (Street and Number):

                             877 NORTH 8TH WEST
City, State and Zip Code:    RIVERTON, WY 82501


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Part II - Rules 12b-25(b) and (c)

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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
         (b)    The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion
  X             thereof will be filed on or before the fifteenth calendar
-----           day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
         (c)    The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached if applicable.

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Part III - Narrative

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State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q,
N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.


          As of the date of this Notice, the Registrant is unable to file its Transition Report on Form 10-K for the seven months ended December 31, 2002 due to computer malfunctions.

          The Registrant will file the Form 10-K Report for the seven months ended December 31, 2002 on April 1, 2003.


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Part IV - Other Information

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     (1) Name and telephone number of person to contact in regard to this notification.

             STEPHEN E. ROUNDS, Special Counsel (303) 377-6997

     (2) Have all other periodic reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
If the answer is no, identify reports(s).
                                                                  [ X ]Yes [ ]No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [ X ]Yes [ ]No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


          There was no significant change in revenue for the seven months ended December 31, 2002 compared to December 31, 2001 ($1,027,600 compared to $1,073,300). However, the net loss for December 31, 2002 was $3,840,100 compared to a net loss of $2,785,400 for the same period in 2001. This increase in net loss resulted from increased interest expense of $234,500 and miscellaneous other expenses, along with a reduction of the amount recognized from a gain of $592,600 at December 31, 2001 to a loss of $342,600 at December 31, 2002. The per share net loss for the seven months ended December 31, 2002 was $0.36 per share, compared to $0.34 per share for the same period in 2001.



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                             U.S. ENERGY CORP.
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                (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  March 31, 2003                    By:   /s/  Robert Scott Lorimer
                                             -----------------------------------
                                             ROBERT SCOTT LORIMER,
                                             VP Finance, Treasurer and
                                             Chief Financial Officer